McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 2127288111

March 12, 2025
Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Charles Eastman
Earnest Greene
Bradley Ecker
Jennifer Angelini

Re:	McGraw Hill, Inc.
Amendment No. 5 to Draft Registration Statement on Form S-1
Submitted June 20, 2024
CIK No. 0001951070
Ladies and Gentlemen:
On behalf of our client, McGraw Hill, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated July 19, 2024. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 6 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).
The Company is seeking confidential treatment for the Registration Statement, including this Amendment, and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended. The Amendment includes the Company’s interim financial information and certain other revisions.
For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS     CHICAGO     DALLAS     FRANKFURT     HOUSTON     LONDON     LOS ANGELES     MILAN
MUNICH     NEW YORK     PALO ALTO     PARIS     ROME     SAN FRANCISCO     WASHINGTON

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
March 12 , 2025

Business
Legal Proceedings, page 141
1.Please revise this section to describe briefly material pending legal proceedings, as required by Item 103 of Regulation S-K. Include the cross-reference to more detailed disclosure in notes to your financial statements.
Response
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 168 - 170 of the Amendment to describe material pending legal proceedings.
Exhibits
2.Please file the separation agreements with Garet Guthrie and Angelo T. DeGenaro as exhibits, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Response
The Company respectfully acknowledges the Staff’s comment and will file the separation agreement with Garet Guthrie as an exhibit in a subsequent amendment to the Registration Statement. Because Angelo T. DeGenaro would no longer be considered a named executive officer or an executive officer, we respectfully have concluded that, pursuant to Item 601 of Regulation S-K, the separation agreement with Angelo T. DeGenaro will not be required to be filed as an exhibit to the Registration Statement.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
March 12 , 2025

Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,
/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Simon Allen – President and Chief Executive Officer, McGraw Hill, Inc.
David Stafford – General Counsel and Secretary, McGraw Hill, Inc.
McGraw Hill, Inc.